Mail Stop 3561

December 9, 2009

Mr. Wallace Boyack
President and Chief Executive Officer
North Horizon, Inc.
2290 East 4500 South
Suite 130
Salt Lake City, UT 84117

> **Re: North Horizon, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 28, 2009**
> **File No. 000-52991**

Dear Mr. Boyack:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz